MIDWEST ENERGY EMISSIONS CORP.

670 D Enterprise Drive

Lewis Center, Ohio 43035

VIA EDGAR

November 6, 2015

Kevin Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Midwest Energy Emissions Corp.
Form 10-K for the year ended December 31, 2014 Filed March 20, 2015 File No. 000-33067

Dear Mr. Kuhar:

This letter is in response to the comments contained in the Staff's letter dated October 30, 2015 to Midwest Energy Emissions Corp. (the "Company"). References in this letter to "we", "our" or "us" refer to the Company.

We have provided the Staff's comments below followed by our response.

Form 10-K for the Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 15

1.

We note the significant increase in revenues during 2014. While we note the disclosures included in the financial statements at page 31, please revise this section in future filings to include a robust discussion of the reasons for the changes in your revenues. Please refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

COMPANY RESPONSE: This section will be revised appropriately in future filings to include a robust discussion of the reasons for the changes in our revenues.

Page 2

Consolidated Statements of Operations, page 24

2.

We note that you are presenting stock compensation in a separate line item on the face of your statements of operations. Please revise the statements in future filings to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to our guidance provided in SAB Topic 14F.

COMPANY RESPONSE: The statements of operations will be revised appropriately in future filings to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees.

Exhibits 32.1 and 32.2

3.

We note that your certifications refer to the Form 10-K for the period ended December 31, 2013. Please file an amendment to your Form 10-K that includes the entire filing, including Exhibit 31 certifications, together with corrected Exhibit 32 certifications that refer to the Form 10-K for the period ended December 31, 2014.

COMPANY RESPONSE: Concurrently with this letter, the Company is filing Amendment No. 1 to its Annual Report on Form 10-K originally filed on March 20, 2015. Such Amendment includes the entire filing, including Exhibit 31 certifications, together with corrected Exhibit 32 certifications that refer to the Form 10-K for the period ended December 31, 2014.

The Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Kindly direct any further questions or requests for clarification of matters addressed in this letter to the undersigned, or to David M. Kaye, Esq. of Kaye Cooper Kay & Rosenberg, LLP at (973) 443-0670.

Very truly yours,

MIDWEST ENERGY EMISSIONS CORP.

/s/ Richard H. Gross

Richard H. Gross

Chief Financial Officer